Exhibit 12

GATX CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(In millions, except ratios)

	Year Ended December 31
	2017	2016	2015	2014	2013
Earnings available for fixed charges:
Income before income taxes and share of affiliates' earnings	$214.4	$305.4	$270.3	$231.2	$159.0
Add:
Dividends from affiliated companies	30.2	35.2	32.2	40.0	34.4
Total fixed charges	188.7	178.7	191.5	206.6	224.1
Total earnings available for fixed charges	$433.3	$519.3	$494.0	$477.8	$417.5

Fixed charges:
Interest expense	$163.6	$150.0	$156.2	$159.3	$167.8
Interest portion of operating lease expense	25.1	28.7	35.3	47.3	56.0
Preferred dividends on pre-tax basis	—	—	—	—	0.3
Total fixed charges	$188.7	$178.7	$191.5	$206.6	$224.1

Ratio of earnings to fixed charges	2.30	2.91	2.58	2.31	1.86